

40-33
AIM STOCK FUNDS
Branch 18
811-01474

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

May 24, 2005




05060949


SEC MAIL PROCESSING
MAY 2005
WASH. D.C.
152
SECTION

**VIA CERTIFIED MAIL/RRR**

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons:

| | |
|---|---|
| Bob R. Baker | Robert H. Graham |
| Frank S. Bayley | Gerald J. Lewis |
| James T. Bunch | Prema Mathai-Davis |
| Bruce L. Crockett | Lewis F. Pennock |
| Albert R. Dowden | Ruth H. Quigley |
| Edward K. Dunn, Jr. | Louis S. Sklar |
| Jack M. Fields | Larry Soll |
| Carl Frischling | Mark H. Williamson |



Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Investments, LTD., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., and the following persons, a copy of an **A I M Defendant's Motion to Dismiss**, **Appendix in Support of A I M Defendants' Motion to Dismiss**, and **The Independent Trustee Defendants' Joinder and Memorandum of Law in Support of The AIM Parties' Motion to Dismiss** in *Avo Hogan, et al. v. AIM Investments, LTD., et al.*

| | |
|---|---|
| Bob R. Baker | Robert H. Graham |
| Frank S. Bayley | Gerald J. Lewis |
| James T. Bunch | Prema Mathai-Davis |
| Bruce L. Crockett | Lewis F. Pennock |
| Albert R. Dowden | Ruth H. Quigley |
| Edward K. Dunn, Jr. | Louis S. Sklar |
| Jack M. Fields | Larry Soll |
| Carl Frischling | Mark H. Williamson |

Sincerely,



Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth


SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2005
WASH. D.C.
152
SECTION

S:\srr\Litigation\Hogan v AIM\Corr\L-052405SEC.doc
052405 (1) vtt

ORIGINAL


U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
MAY 18 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

**UNITED STATES DISTRICT COURT**
**NORTHERN DISTRICT OF TEXAS**
**DALLAS DIVISION**

**AVO HOGAN and JULIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,**

**Plaintiffs,**

**v.**

**BOB R. BAKER, et al.,**

**Defendants.**

**Civil Action No. 3:05-CV-73**

**A I M DEFENDANTS'MOTION TO DISMISS**

Defendants, A I M Investments, Ltd., A I M Advisors, Inc., A I M Capital Management, Inc., INVESCO Institutional (N.A.), Inc., Mark H. Williamson and Robert H. Graham (collectively "the A I M Defendants"), herby move to dismiss the Complaint in this action.

**INTRODUCTION**

Plaintiffs, who are investors in two unspecified AIM funds, bring this action on behalf of themselves and investors in over seventy other unspecified AIM funds to recover a share in the proceeds of certain class action settlements, which plaintiffs believe some of these unspecified AIM funds would "likely" have been able to recover had the Independent Trustees, interested Trustees, advisers and affiliates of those unspecified funds filed timely proofs of claim. Whether styled as a common law negligence claim, a common law breach of fiduciary duty claim or a violation of Section 36(a) of the Investment Company Act of 1940 ("ICA"), plaintiffs' novel legal theory cannot survive a motion to dismiss.

## GROUNDS FOR MOTION

Plaintiffs' Complaint should be dismissed as to the A I M Defendants first because Plaintiffs lack standing to assert the claims against the A I M Defendants because they fail to allege any "concrete" or "particularized" injury to plaintiffs.

Second, even if Plaintiffs had standing to bring the claims asserted, they would have no direct claims, only derivative; i.e. they are asserted for injuries to the Funds. Therefore, except for Count IV, they must be dismissed for failure to comply with Fed.R.Civ.P. 23.1 and applicable state law governing derivative claims.

Third, Count III of the Complaint fails to state a claim in that there is no express or implied private right of action under ICA Section 36(a).

Fourth, the Count IV claim fails to state a claim under ICA Section 36(b).

Fifth, Count V of the Complaint fails to state a claim because it does not allege that the making or performance of the Funds' investment advisory contracts involved a violation of any provision of the ICA and because Plaintiffs lack standing.

## CONCLUSION

For the above reasons as more specifically set forth in the A I M Defendants Memorandum of Law In Support of this Motion to Dismiss, the A I M Defendants respectfully request that their motion be granted and the Complaint be dismissed as to them.

Respectfully submitted,



Paul E. Ridley
State Bar No. 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201
(214) 939-4900 (main)
(214) 939-4949 (fax)

Of Counsel:

Jeffrey B. Maletta
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(202) 778-9000

**CERTIFICATE OF SERVICE**

I hereby certify that a true and correct copy of the foregoing Motion To Dismiss has been sent by certified mail, return receipt requested on the 18th day of May, 2005, to the following counsel of record:

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

Paul D. Flack
NICKENS KEETON LAWLESS
FARRELL & FLACK, L.L.P.
600 Travis Street, Suite 7500
Houston, Texas 77002



Paul E. Ridley

ORIGINAL


U.S. DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
FILED
MAY 18 2005
CLERK, U.S. DISTRICT COURT
By
Deputy

**UNITED STATES DISTRICT COURT**
**NORTHERN DISTRICT OF TEXAS**
**DALLAS DIVISION**

| | | |
|---|---|---|
| **AVO HOGAN and JULIAN W. MEADOWS,** | ) | |
| **On Behalf of Themselves and All Others** | ) | |
| **Similarly Situated,** | ) | |
| | ) | |
| **Plaintiffs,** | ) | |
| | ) | **Civil Action No. 3:05-CV-73** |
| **v.** | ) | |
| | ) | |
| **BOB R. BAKER, et al.,** | ) | |
| | ) | |
| **Defendants.** | ) | |

**APPENDIX IN SUPPORT OF A I M DEFENDANTS'MOTION TO DISMISS**

Paul E. Ridley
State Bar No. 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201
(214) 939-4900 (main)
(214) 939-4949 (fax)

Of Counsel:

Jeffrey B. Maletta
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(202) 778-9000

**UNITED STATES DISTRICT COURT**
**NORTHERN DISTRICT OF TEXAS**
**DALLAS DIVISION**

| | | |
|---|---|---|
| **AVO HOGAN and JULIAN W. MEADOWS,** | ) | |
| **On Behalf of Themselves and All Others** | ) | |
| **Similarly Situated,** | ) | |
| | ) | |
| **Plaintiffs,** | ) | |
| | ) | **Civil Action No. 3:05-CV-73** |
| **v.** | ) | |
| | ) | |
| **BOB R. BAKER, et al.,** | ) | |
| | ) | |
| **Defendants.** | ) | |

**DECLARATION OF PAUL E. RIDLEY IN SUPPORT OF A I M DEFENDANTS'MOTION TO DISMISS**

I, Paul E. Ridley, of Kirkpatrick & Lockhart Nicholson Graham LLP, do depose and state the following under oath:

1. I am an attorney at the law firm of Kirkpatrick & Lockhart Nicholson Graham LLP, 2828 North Harwood Street, Suite 1800, Dallas, Texas 75201. Kirkpatrick & Lockhart Nicholson Graham LLP represents the A I M Defendants in connection with the above-captioned matter.

2. Attached hereto is a true and accurate copy of an Order in *Chamberlain v. Potapchuk*, No. 02 CV5870 (SJ) (E.D.N.Y.) dated April 6, 2005.

I DECLARE UNDER PENALTY OF PERJURY THAT THE FOREGOING IS TRUE AND CORRECT. EXECUTED ON May 18, 2005.



Paul E. Ridley

Respectfully submitted,



Paul E. Ridley
State Bar No. 16901400

KIRKPATRICK & LOCKHART
NICHOLSON GRAHAM LLP
2828 North Harwood Street, Suite 1800
Dallas, Texas 75201
(214) 939-4900 (main)
(214) 939-4949 (fax)

Of Counsel:

Jeffrey B. Maletta
1800 Massachusetts Avenue, N.W.
Washington, D.C. 20036
(202) 778-9000

## CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing Appendix in Support of Motion To Dismiss has been sent by certified mail, return receipt requested on the 18th day of May, 2005, to the following counsel of record:

Randall K. Pulliam
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

Paul D. Flack
NICKENS KEETON LAWLESS
FARRELL & FLACK, L.L.P.
600 Travis Street, Suite 7500
Houston, Texas 77002



Paul E. Ridley

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK



---------------------------------------------------X

LOREN CHAMBERLAIN, *on behalf of himself and all other similarly situated common shareholders of Aberdeen Global Income Fund, Inc.*,

RICHARD POTAPCHUK, *on behalf of himself and all other similarly situated common shareholders of Aberdeen Asia-Pacific Income Fund, Inc.*

Plaintiffs,

02 CV 5870 (SJ)

- against -

<u>ORDER</u>

ABERDEEN ASSET MANAGEMENT LIMITED,
ABERDEEN ASSET MANAGERS (C.I.) LIMITED

Defendants.

---------------------------------------------------X

APPEARANCES:

WECHSLER HARWOOD HALEBIAN &
FEFFER LLP
488 Madison Avenue, 8th Floor
New York, NY 10022
By: Joel Carl Feffer, Nadeem Faruqi
Attorneys for Plaintiffs

DECHERT LLP
30 Rockefeller Plaza
New York, NY 10112
By: Melvin A. Schwarz
Attorney for Defendants

JOHNSON, Senior District Judge:

On January 21, 2005 this Court issued a Memorandum and Order granting Defendants' Motion to Dismiss based on a finding that there is no private right of action under Section 36(a) of the Investment Company Act. Plaintiffs subsequently appealed this decision to the Second Circuit, but then withdrew the appeal in order to restore jurisdiction to this Court to consider a joint Motion to Vacate the Judgment by both parties pursuant to Federal Rule of Civil Procedure 60(b). (Stip. Withdrawing Appeal at 1.) The reason for the parties' request is that an order vacating the previous decision is a precondition to settlement, demanded by Plaintiffs. (Mem. Law Supp. Motion to Vacate at 3.)

Despite the public interest in preserving precedent, vacatur is authorized in order to permit settlement to proceed, particularly where the victor as well as the losing party is in agreement that vacatur would be desirable. See Major League Baseball Properties, Inc. v. Pacific Trading Cards, Inc., 150 F.3d 149 (2d Cir. 1998). The Court therefore grants the Rule 60(b) Motion, but notes that this does not constitute a reconsideration of the merits of the case or a negation of the substance of the previously issued Order; rather, the Motion is granted simply in order to permit the parties to proceed to settlement.

The previously issued Order is hereby VACATED. The parties are directed to file a proposed order of settlement and discontinuance within one month.

SO ORDERED.

s/SJ

Senior U.S.D.J.

Dated: April 6, 2005
Brooklyn, NY



P-049

P

ORIGINAL

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

AVO HOGAN and JULIAN W. MEADOWS, on Behalf of Themselves and All Others Similarly Situated,

Plaintiffs,

v.

BOB R. BAKER, et al.,

Defendants,

CIVIL ACTION NO. 3:05CV-0073P

**THE INDEPENDENT TRUSTEE DEFENDANTS' JOINDER AND MEMORANDUM OF LAW IN SUPPORT OF THE AIM PARTIES' MOTION TO DISMISS**

Paul D. Flack
NICKENS KEETON LAWLESS FARRELL
& FLACK LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Telephone: (713) 571-9191
Facsimile: (713) 571-9652

Counsel for Defendants Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar, and Larry Soll

# TABLE OF CONTENTS

# TABLE OF AUTHORITIES

Page

UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF TEXAS
DALLAS DIVISION

| | |
|---|---|
| AVO HOGAN and JULLIAN W. MEADOWS, On Behalf of Themselves and All Others Similarly Situated,<br><br>Plaintiffs,<br><br>v.<br><br>BOB R. BAKER, et al.,<br><br>Defendants. | Civil Action No.3:05-CV-73 |

**THE INDEPENDENT TRUSTEE DEFENDANTS' JOINDER AND MEMORANDUM OF LAW IN SUPPORT OF <u>THE AIM PARTIES' MOTION TO DIMISS</u>**

Defendants Bob R. Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Gerald H. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar and Larry Soll (collectively, the "Independent Directors"), submit this memorandum of law in support of the AIM Parties' motion to dismiss the Complaint in this action. The Independent Directors also join in and incorporate by reference, to the extent applicable, the arguments set forth in the memorandum of law simultaneously filed by the other named defendants (the "AIM Motion").

**INTRODUCTION**

Plaintiffs, who are investors in two unspecified AIM funds, bring this action on behalf of themselves and investors in over seventy other unspecified AIM funds to recover a share in the proceeds of certain class action settlements, which plaintiffs believe some of these unspecified AIM funds would "likely" have been able to recover had the Independent Directors, interested directors, advisers and affiliates of those unspecified funds filed timely proofs of claim. Whether styled as a common law negligence claim, a common law breach of fiduciary duty claim or a violation of Section 36(a) of the Investment Company Act of 1940 ("ICA"), plaintiffs' novel legal theory cannot survive a motion to dismiss.

## ARGUMENT

The AIM Motion identifies four grounds for dismissal. On behalf of the Independent Directors, we adopt and incorporate each of those grounds by reference as if fully set forth herein. For the Court's convenience, we provide a summary of each of those grounds.

First, plaintiffs lack standing to assert any of their claims because the Complaint fails to allege any "concrete" or "particularized" injury to plaintiffs.[1] *See* AIM Motion, Point IIIA.

Second, plaintiffs have no direct claim against the Independent Trustees. Their claims may be brought, if at all, only derivatively and only following a board demand. *Id.* Point IIIB.

Third, there is no private right of action under ICA Section 36(a). *Id.* Point IIIC1.

Fourth, without a viable federal claim, the Court lacks supplemental jurisdiction over the common law claims. *Id.* Point IIIC4.

[1] Even if the plaintiffs could satisfy the standing requirement for the unspecified funds they claim to own, they would still have no right to pursue relief on behalf of investors in other funds.

The business judgment rule provides the Independent Directors with an additional and fifth ground for dismissal unavailable to the non-director defendants.[2] That rule establishes a presumption that directors act "on an informed basis, in good faith and in the honest belief" that their actions will benefit the corporation. *See McMullin v. Beran,* 765 A.2d 910, 916 (Del. 2000). To rebut the presumption of the business judgment rule and withstand a motion to dismiss, a complaint must allege facts that, if accepted as true, establish that the board breached any one of its duties of loyalty, good faith or due care. *Id.* at 917. The duty of care is the only fiduciary duty possibly at issue in this case but the Complaint fails to adequately allege facts to establish that the Independent Directors breached even that duty.

Most fundamentally, the Complaint fails to allege that the Independent Directors were actually involved in evaluating whether particular funds had potential claims in particular class actions or, alternatively, that the Independent Directors improperly delegated that task to others. This failure is fatal.

The law recognizes that "[t]he realities of modern corporate life are such that *directors cannot be expected to manage the day-to-day activities of a company.*" *Rosenblatt v. Getty Oil Company,* 493 A.2d 929, 943 (Del. 1985) (emphasis added). Accordingly, "[a]n informed decision to delegate a task is as much an exercise of business judgment as any other." *Id.*

[2] The business judgment rule applies to all of plaintiffs' claims against the Independent Directors, including their ICA Section 36(a) claim. *See Burks v. Lasker,* 441 U.S. 471, 478-79 (1979) ("Congress has never indicated that the entire corpus of state corporation law is to be replaced simply because a plaintiff's cause of action is based upon a federal statute. . . . The ICA . . ., therefore, do[es] not require that federal law displace state law governing the powers of directors . . . .") (citation omitted). Because the AIM Funds are organized as Delaware statutory trusts, the application of the business judgment rule to all of the claims should be analyzed under Delaware law.

This principle most particularly applies to mutual funds. By their very organizational structure, mutual funds are expected to be managed by persons *other than* their directors. *See Burks*, 441 U.S. 480-81 ("Most funds are formed, sold, and managed by external organizations . . . that are separately owned and operated . . . .'") Specifically, the law requires fund directors to delegate fund management to competent service providers. *Id.* (The ICA charges independent directors with the responsibility to "review and approve the contracts of the investment adviser and the principal underwriter;. . . the responsibility to appoint other disinterested directors to fill vacancies resulting from the assignment of the advisory contracts, and [they] are required to select the accountants who prepare the company's Securities and Exchange Commission financial filings.") *Id.* at 483 (internal citations omitted). Class action participation is clearly a task that falls outside the scope of a director's duties but within the scope of those duties generally delegated to a fund's service providers. As such and inasmuch as the Complaint does not allege that the Independent Directors improperly selected the Funds' service providers, the business judgment rule fully immunizes the Independent Directors from any and all liability for the alleged decision of the Funds' service providers not to participate in certain class action settlements.[3]

## CONCLUSION

WHEREFORE, for the above-stated reasons and for the reasons set forth in the AIM Motion, the Independent Directors respectfully request that this Court enter an order dismissing with prejudice, all counts in the Complaint asserted against them.

---

[3] In any event, the alleged decision not to participate in certain class action settlements is, at worst, an act of simple negligence, which is insufficient to rebut the presumption of the business judgment rule. *See McMullin*, 765 A.2d at 921 ("Director liability for breaching the duty of care 'is predicated upon concepts of gross negligence.'") (citations omitted).

Respectfully submitted,

NICKENS KEETON LAWLESS
FARRELL & FLACK, L.L.P.



Paul D. Flack (SBT 00786930)
600 Travis Street, Suite 7500
Houston, Texas 77002
Tel: (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants Bob Baker, Frank S. Bayley, James T. Bunch, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr. Jack M. Fields, Carl Frischling, Gerald J. Lewis, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis S. Sklar and Larry Soll

**CERTIFICATE OF SERVICE**

I hereby certify that I have served a true and correct copy of the Independent Trustee Defendants' Joinder and Memorandum of Law in Support of the AIM Parties' Motion to Dismiss on all parties who have appeared in this action, on May 18, 2005, addressed as follows:

Randall K. Pulliam, Esq.
BARON & BUDD, P.C.
3102 Oak Lawn Avenue, Suite 1100
Dallas, Texas 75219

Paul E. Ridley, Esq.
KIRKPATRICK & LOCKHART NICHOLSON
2828 N. Harwood Street, Suite 1800
Dallas, Texas 75201

Jerome F. Birn, Jr., Esq.
Boris Feldman, Esq.
Kent Easter, Esq.
WILSON SONSINI GOODRICH & ROSATI
650 Page Mill Road
Palo Alto, California 94304



Paul D. Flack